Filed by Cal Dive International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 and Rule 14d-2(b)
of the Securities Exchange Act of 1934
Subject Company: Cal Dive International, Inc.
Commission File No.: 0-22739
The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933:
– Press Release of Cal Dive International, Inc. dated February 2, 2006.

Cal Dive International, Inc. · 400 N. Sam Houston Parkway E., Suite 400 · Houston, TX 77060-3500 · 281-618-0400 · fax: 281-618-0505

For Immediate Release	06-006

Contact: Wade Pursell
Date: February 2, 2006	Title: Chief Financial Officer

Cal Dive to Review Fourth Quarter Results with Investors
HOUSTON, TX — Cal Dive International, Inc. (Nasdaq: CDIS) will conduct a conference call regarding its financial and operational results for the fourth quarter of 2006 on Wednesday, March 1, 2006, at 9:00 a.m. Central Standard Time. A press release summarizing these results is planned for distribution on Tuesday, February 28, 2006, after the market closes.
Investors will be able to obtain the slide presentation and listen to the live conference call broadcast from the Investor Relations page at www.caldive.com. A replay will be available by selecting the Audio Archives link from the same page.
Cal Dive International, Inc., headquartered in Houston, Texas, is an energy service company which provides alternate solutions to the oil and gas industry worldwide for marginal field development, alternative development plans, field life extension and abandonment, with service lines including subsea intervention, reservoir management, facilities ownership and oil and gas production.
ADDITIONAL INFORMATION
Cal Dive and Remington Oil and Gas Corporation (“Remington”) will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (“SEC”). Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Cal Dive free of charge by requesting them in writing from Cal Dive or by telephone at (281) 618-0400. You may obtain documents filed with the SEC by Remington free of charge by requesting them in writing from Remington or by telephone at (214) 210-2650. Cal Dive and Remington, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Remington in connection with the merger. Information about the directors and executive officers of Cal Dive and their ownership of Cal Dive stock is set forth in the proxy statement for Cal Dive’s 2005 Annual Meeting of Shareholders. Information about the directors and executive officers of Remington and their ownership of Remington stock is set forth in the proxy statement for Remington’s 2005 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.
Contact: Wade Pursell, Chief Financial Officer, Cal Dive International, Inc. 281-618-0400.